EXHIBIT 4

WAIVER

WAIVER, dated October 10, 2005 (the “Waiver”), by and among Neoforma, Inc. (formerly known as Neoforma.com, Inc.), a Delaware corporation (the “Company”), VHA Inc., a Delaware corporation (“VHA”), and University HealthSystem Consortium, an Illinois corporation (“UHC”).

W I T N E S S E T H:

WHEREAS, the Company and VHA are parties to (i) that certain Amended and Restated Common Stock and Warrant Agreement dated as of May 24, 2000 (as amended pursuant to that certain Amendment to Amended and Restated Common Stock and Warrant Agreement dated as of October 18, 2000, the “First VHA Agreement”) and (ii) that certain Common Stock Purchase Agreement dated as of January 25, 2001 (as amended pursuant to that certain First Amendment to Common Stock Purchase Agreement dated as of April 11, 2003, the “Second VHA Agreement” and together with the First VHA Agreement, the “VHA Agreements”);

WHEREAS, the Company and UHC are parties to (i) that certain Amended and Restated Common Stock and Warrant Agreement dated as of May 24, 2000 (as amended pursuant to that certain Amendment to Amended and Restated Common Stock and Warrant Agreement dated as of January 25, 2001, the “First UHC Agreement”) and (ii) that certain Common Stock Purchase Agreement dated as of January 25, 2001 (as amended pursuant to that certain First Amendment to Common Stock Purchase Agreement dated as of April 14, 2003, the “Second UHC Agreement” and together with the First UHC Agreement, the “UHC Agreements”);

WHEREAS, the Company is entering into an agreement with Global Healthcare Exchange, LLC (“GHX”) as of the date hereof (the “Merger Agreement”) whereby a wholly owned subsidiary of GHX will merge with and into Neoforma such that Neoforma will become a wholly owned subsidiary of GHX (the “Merger”);

WHEREAS, as of the date hereof and in connection with the Merger, each of VHA and UHC are entering into with GHX (i) voting agreements (the “Voting Agreements”) pursuant to which, among other things, each of VHA and UHC will agree to vote their shares of Company common stock in favor of the approval of the Merger and the approval and adoption of the Merger Agreement and (ii) exchange agreements (the “Exchange Agreements”) pursuant to which each of VHA and UHC will exchange certain of their shares of Company common stock for membership interests of GHX;

WHEREAS, although the VHA Agreements and the UHC Agreements permit VHA and UHC to freely vote their shares of the Company’s common stock in a transaction, such as the Merger, that would constitute a Change of Control (as such term is defined in the VHA Agreements and the UHC Agreements), the Voting Agreements obligate VHA and UHC to take or refrain from certain actions in furtherance of the Merger which would be prohibited by the voting restrictions contained in the VHA Agreements and the UHC Agreements; and

WHEREAS, the VHA Agreements contain certain restrictions on the transfer of the Company’s common stock which would prevent VHA from entering into and performing certain of its obligations under its Voting Agreement and Exchange Agreement.

NOW, THEREFORE, in consideration of the mutual agreements and covenants herein contained and intending to be legally bound hereby, the parties agree as follows:

Section 1. Waiver. For the sole purpose of permitting VHA, UHC and their respective affiliates to enter into, and perform their respective obligations under, the Voting Agreements and the Exchange Agreements, the Company hereby waives (y) the provisions of Sections 6.1 and 6.3 of the First VHA Agreement, Section 5.1 of the Second VHA Agreement, Section 6.1 of the First UHC Agreement and Section 5.1 of the Second UHC Agreement and (z) any other obligations that VHA, UHC and their respective affiliates have with respect to the Company or its affiliates, solely to the extent that such other obligations would otherwise be violated or breached by entering into, or performing obligations under, the Voting Agreements and the Exchange Agreements, in each case for the period commencing on the date hereof and ending on the earlier of (i) the date the Merger is consummated and (ii) the date the Merger Agreement is terminated by the Company or GHX pursuant to its terms.

Section 2. Status of Agreements. Except as expressly set forth herein, no provision or term of any of the VHA Agreements, the UHC Agreements or any other agreement is hereby waived, modified, amended or supplemented, and all such provisions and terms, as in effect on the date hereof, are hereby ratified and shall remain in full force and effect.

Section 3. Amendments; Waivers. This Waiver may not be modified or amended except by a written instrument signed by authorized representatives of each party and referring specifically to this Waiver. Any term, provision or condition of this Waiver may be waived in writing at any time by the party which is entitled to the benefit thereof.

Section 4. Counterparts. This Waiver may be executed in counterparts, which together shall be considered one and the same agreement and each of which shall be deemed an original.

Section 5. Governing Law. This Waiver shall be governed and construed under the internal laws of the State of Delaware as applied to agreements among Delaware residents entered into and performed entirely within Delaware, without reference to principles of conflicts of laws or choice of law.

IN WITNESS WHEREOF, each of the parties has executed this Waiver on the date first written above.

NEOFORMA, INC. (formerly known as NEOFORMA.COM, INC.)

By:	/s/ Robert Zollars
Name: Robert Zollars
Title: Chairman & CEO

VHA INC.

By:	/s/ Stuart B. Baker, M.D.
Name: Stuart B. Baker, M.D.
Title: Executive Vice President

UNIVERSITY HEALTHSYSTEM CONSORTIUM

By:	/s/ Robert J. Baker
Name: Robert J. Baker
Title: President and CEO

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